September 28, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE
Washington, D.C. 20549

Attn:	Cara Wirth

Re:	Seven Oaks Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed September 9, 2021
File No. 333-258030

Dear Ms. Wirth:

On behalf of our client, Seven Oaks Acquisition Corp., a Delaware corporation (the “Company”), we file herewith Amendment No. 2 (“Amendment No. 2”) to the above-referenced registration statement on Form S-4 originally filed on July 20, 2021 (the “Registration Statement”). Set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) with respect to the Registration Statement contained in the Staff’s letter dated September 22, 2021 (the “Comment Letter”).

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amendment No. 2. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2.

“Q: What equity stake will current Seven Oaks Stockholders and Boxed stockholders hold in New Boxed. . .”, page 4

1.	We note your amended disclosure in response to comment 2, including the information that you have included in footnote 4. Revise to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: In response to the Staff's comment, the Company has revised the disclosure on page 5 of Amendment No. 2.

“Directors and officers of Seven Oaks have potential conflicts of interest…”, page 38

2.	We note your amended disclosure in response to comment 5 and reissue our comment. Please revise to highlight the risk that your Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 23, 39, and 107 of Amendment No. 2.

U.S. Securities and Exchange Commission
September 28, 2020

Background of the Business Combination, page 95

3.	We note your amended disclosure in response to comment 8 and we reissue it in part. Please disclose the methodology by which you selected 50 potential acquisition targets and how you ultimately pared the group to five active deals. Also, provide additional detail to describe the process utilized to evaluate these five active deals that were considered by the Board at the February 10, 2021 Seven Oaks Board meeting and describe the information gathered, how and by whom it was evaluated, the negotiations which occurred, and any offers that were made or received.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 95, 96, 97 and 98 of Amendment No. 2.

4.	We note your response to comment 9, including your statement that "the materials were based on information that was publicly available or supplied by the Company or Boxed" [emphasis added]. Please tell us what materials were supplied by you and Boxed.

Response: The Company respectfully advises the Staff that the materials supplied by Boxed consisted of the forecasted financial information described under the heading “Forecasted Financial Information” of the Form S-4 and the materials supplied by the Company and its advisors consisted of a summary of the material terms of the transaction agreements.

5.	We note your amended disclosure in response to comment 10 and reissue it in part. Please expand the disclosure to include a more detailed description of the negotiations which occurred to establish core terms and changes to such terms. In this regard, please provide a summary of the initial valuation of $750.0 million.

Response: In response to the Staff’s comment, the Company has revised the disclosures on page 98 of Amendment No. 2.

6.	Please disclose the "remaining open points" that were negotiated in the Business Combination Agreement and form of Subscription Agreement between June 4, 2021 and June 8, 2021, if material. If applicable, please also summarize any material negotiations related to such open points.

Response: In response to the Staff's comment, the Company has revised the disclosures on page 100 of Amendment No. 2.

Seven Oaks' Board of Directors' Reasons for the Approval of the Business Combination, page 100

7.	We note your amended disclosure in response to comment 11, including that the Board determined that "the financial and other terms of the Business Combination Agreement are reasonable..." [emphasis added]. Please revise to clarify what the Board considers "reasonable" in this context.

Response: In response to the Staff's comment, the Company has revised the disclosures on page 103 of Amendment No. 2.

U.S. Securities and Exchange Commission
September 28, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Boxed

Debt and Convertible Debt Financing, page 193

8.	We note your revised disclosure that "[o]n August 4, 2021, [you] entered into a term loan agreement...[that] contains a certain number of affirmative and negative covenants, which, among other things, requires [you] to maintain minimum liquidity, achieve certain revenue and gross margin targets, and restricts [y]our ability to pay dividends or make any distributions, incur indebtedness, incur liens, make investments, sell substantially all of our assets, and consummate fundamental changes." Please disclose the material terms of any financial covenants, if applicable. Refer to Section IV.C of SEC Release 33-8350.

Response: The Company advises the Staff that pages 212 and F-67 of Amendment No. 2 have been revised in response to the Staff’s Comment 8.

Giddy Inc. (d/b/a Boxed) Financial Statements

Note 14. Segment Reporting, page F-90

9.	We note your response to comment 23. Segment-related information is disclosed on a management approach basis and disclosure of certain segment-related amounts is not required, if those amounts are not reviewed by the chief operating decision maker. However, this provision does not apply to entity-wide disclosures. Please disclose your revenues by group of similar products and services. Alternatively, if providing this disclosure is impracticable (which is expected to be rare), please tell us the specific aspects of providing this disclosure that are impracticable and explain in detail why each aspect is impracticable. If your impracticability assertion for one or more specific aspects surrounds excessive cost, please also demonstrate how you determined the cost would be excessive. Refer to ASC 280-10-05-5 and ASC 280-10-50-40.

Response: : The Company respectfully acknowledges the Staff’s Comment 9. Boxed has evaluated the guidance in ASC 280-10-50-40, which states, “a public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The amounts of revenues reported shall be based on financial information used to produce the public entity's general purpose financial statements. If providing the information is impracticable, the fact shall be disclosed."

When evaluating the disclosure requirements, Boxed took into consideration ASC 280-10-50-40 and concluded that it was impracticable to provide product level revenue in Note 14 Segment Reporting of Boxed's Annual and Quarterly Financial Statements. Boxed's general ledger system, which is the system Boxed uses to produce Boxed's financial statements, does not disaggregate net revenue at the product or group of similar products level. All sales order information including individual-product level detail, shipping revenue, markdowns and pass-through fees and taxes are aggregated and posted to the general ledger system on a total order basis. While the individual product level detail is aggregated by SKU and posted to the system in a way that properly captures the accurate decrement to inventory and expense recognition, Boxed does not record other inputs (shipping, markdowns, fees) to the general ledger on a product-level basis. While the order management system tracks all discounts and allowances at the product level, limitations and transaction line capacity considerations of our accounting system make the process of recording inputs at the product level impracticable for a company of Boxed’s size. In addition, since promotions and discounts cannot be applied beyond a single customer order, further disaggregation is unnecessary since all relevant details around satisfying performance obligations are found at the order level. As a result, the general ledger is incapable of producing financial information that directly link GAAP net revenue to the product level without significant use of Boxed resources to extrapolate, query and reconcile data for each historical period present. For reasons discussed in Boxed’s previous response to the Staff’s Comment 23 to the Registration Statement, management also does not believe this would provide meaningful further value to investors viewing the financial statements.

U.S. Securities and Exchange Commission
September 28, 2020

While it is impracticable for Boxed to disaggregate net revenue at the product level or group of similar products level, Boxed did begin disaggregating net revenue by service in 2021, with its Software & Services segment being its only material service. Boxed did not have material services in 2020.

The Company advises the Staff that pages F-66 and F-96 of Amendment No. 2 have been revised in response to the Staff’s Comment 9 to clarify that disclosure of net revenue by product would be impracticable.

* * *

Please do not hesitate to contact David Sakowitz at (212) 294-6700 with any questions or comments regarding this letter.

Sincerely,

/s/ Winston & Strawn LLP

Winston & Strawn LLP

cc:	Gary Matthews, Chief Executive Officer , Seven Oaks Acqusition Corp.

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